FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For January 17, 2012

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS announces sale of RBS Aviation Capital to a consortium of Sumitomo Mitsui Financial Group for $7.3bn, (£4.7bn)

The Royal Bank of Scotland Group plc ("RBS") today announces that it has agreed to sell RBS Aviation Capital to Sumitomo Mitsui Banking Corporation ("SMBC"), acting on behalf of a consortium comprising its parent, Sumitomo Mitsui Financial Group, and Sumitomo Corporation (the "Consortium").

As a result of the sale, the Consortium will acquire RBS Aviation Capital for an approximate consideration of $7.3bn, (£4.7bn), subject to certain post closing adjustments.  Future order commitments of $3.7bn, (£2.4bn) will transfer with the business.  The risk weighted assets associated with the Aviation Capital business are $2.5bn, (£1.6bn). It is expected that the sale will complete before the end of Q3 2012.

The proceeds from the transaction will further strengthen the Core Tier 1 capital position of the Group and will be used to reduce wholesale funding requirements and fund ongoing lending.  The disposal is expected to reduce Non-Core Division's third party assets by $7.0bn, (£4.5bn) on completion.

Commenting on the transaction, RBS Group Finance Director, Bruce Van Saun said, "Reaching agreement on a deal of this scale in such a volatile market is a significant success for our Non-Core Division and a credit to SMBC. This transaction further evidences our progress in reducing our Non-Core portfolio and returning the Group to a position of strength."

The Business
RBS Aviation Capital is a fully integrated aircraft leasing company which was established in 2001 and through organic growth has become the world's fourth largest aircraft lessor by owned and managed fleet value.

The business, which has been profitable since inception, is headquartered in Dublin, Ireland and employs 69 specialists based in Dublin and eight other locations in Europe, US and Asia. It currently owns 206 aircraft and has commitments to purchase a further 87 by 2015.

The sale of RBS Aviation Capital involves the disposal of the entire issued share capital of RBS Aerospace Limited, RBS Aerospace (UK) Limited and RBS Australia Leasing Pty Limited together with other assets comprising the RBS Aviation Capital operating lease business.

As of 30 June 2011, RBS Aviation Capital had gross assets of $7.2bn, (£4.6bn), and generated a profit (unaudited) of $89m, (£58m) in the six month period ended on that date.

Reason for the sale
RBS Aviation Capital was designated part of Non-Core in February 2009 following the Group's Strategic Review, which called for de-leveraging to strengthen the Group's balance sheet, along with increased business focus.

The Transaction
The transaction is conditional upon receipt of antitrust and regulatory approvals.  It is also subject to customary termination provisions and may also be terminated by either party at any time after 14 September 2012 if the conditions precedent have not been satisfied on or by that date.

Consideration
The total consideration payable to RBS, before the assumption of external indebtedness and working capital liabilities, is expected to be approximately $7.3bn, (£4.7bn).  It is payable in cash on completion of the relevant transfer agreements, subject to certain post closing adjustments.

Employees and Management
The management team and staff of RBS Aviation Capital are highly regarded in the industry and will remain with the business. The management team will continue to manage the RBS Aviation Capital business going forward providing continuity for the staff and importantly its customers and suppliers.

About the RBS Group
The RBS Group is a large international banking and financial services company. Headquartered in Edinburgh.  The Group operates in the United Kingdom, Europe, the Middle East, the Americas and Asia, serving 30 million customers worldwide.

The Group provides a wide range of products and services to personal, commercial and large corporate and institutional customers through its two principal subsidiaries, The Royal Bank of Scotland and NatWest, as well as through a number of other well-known brands including, Citizens, Charter One, Ulster Bank, Coutts, Direct Line and Churchill.

Exchange rates used
The transaction is denominated in US Dollars.  The figures presented in £ above have been converted using the exchange rate prevailing at 31 December 2011 of £1 to US$1.5475.

Forward Looking Statements
This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS's regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios.  In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or the Group's actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 January 2012

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary